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                                                                    EXHIBIT 99.2

N E W S R E L E A S E

COMPANY CONTACT               SM BERGER & COMPANY        WORLD HEADQUARTERS
Joseph W. Rog                 Stanley M. Berger          1090 Enterprise Drive
Chairman, CEO and President   (216) 464-6400             Medina, OH 44256
(330) 723-5082                                           Phone (330) 723-5082
                                                         Fax (330) 723-0694
                                                         www.corrpro.com


FOR IMMEDIATE RELEASE

      CORRPRO UPDATES TIMING OF EARNINGS RELEASE AND AUSTRALIAN ACCOUNTING
                                 INVESTIGATION

MEDINA, OHIO, JUNE 13, 2002 - Corrpro Companies, Inc. (AMEX:CO), the leading provider of corrosion protection engineering services, systems and equipment, today announced that it will be reporting earnings for its fiscal year ended March 31, 2002 later than it has customarily. Corrpro cited pending investigations of previously reported accounting irregularities at its Australian subsidiary and the voluntary administration proceedings filed by the Australian subsidiary as the reasons for the delayed completion of the audit of its financial statements. Corrpro anticipates the financial statement audit will be completed prior to the filing due date of its annual report with the United States Securities and Exchange Commission.

The Audit Committee of Corrpro's Board of Directors has made substantial progress in its investigation of the Australian subsidiary's accounting irregularities involving the overstatement of revenues and understatement of expenses. The Australian Securities and Investments Commission has commenced an independent investigation of the accounting irregularities. Corrpro has previously voluntarily disclosed this matter to the United States Securities and Exchange Commission, which is conducting an informal inquiry. Corrpro is cooperating with both commissions.

Effective May 1, 2002, the creditors of the Australian subsidiary approved an arrangement under voluntary administration proceedings, a process under Australian law providing relief from creditors of the Australian subsidiaries. Generally, under the arrangement, creditors are eligible to receive a percentage of their allowed claim in cash from the subsidiary's income payable over a two-year period. The Company is considering its strategic alternatives with respect to the future operations of the Australian subsidiary, including the possibility of selling the Australian operations.

Based on the investigation to date, the Company currently believes that, subject to the results of the audit of its financial statements, the cumulative effect on the Company's consolidated operating income of the Australian accounting irregularities and the additional charge to write down the value of the Australian subsidiary will not in the aggregate exceed the previously announced amounts. As previously announced, to the extent that the accounting irregularities materially affect previously filed financial statements, the Company expects that it will have to restate its audited financial statements for its fiscal year which ended March 31, 2001 as well as unaudited financial information for the first nine months through December 31, 2001 of its fiscal year ending March 31, 2002, as previously released. Accordingly, the financial statements for affected periods and accompanying auditor's report should no longer be relied upon.



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Based on the results of the investigation to date, the Company is not in compliance with the provisions, including certain financial covenants, of its existing senior secured credit agreement and its senior note facility. The remedies available to these lenders upon default by the Company, including acceleration of principal, could have a material adverse impact on the Company's liquidity, its financial position or its ability to operate as a going concern. The Company has continued to make scheduled interest payments on such senior debt; however, it has not made scheduled principal payments that were due in April and May 2002 on the senior note facility. With the assistance of strategic financial advisors acceptable to its lenders, the Company has continued to hold discussions with its bank group and the holder of its senior notes concerning the Company's non-compliance and the Company's plans for operational changes and debt reduction.

"Once we reach consensus with our lenders, we will be in a better position to communicate the components of the plan relating to the ongoing financing of our business," commented Joseph W. Rog, Chairman, President and Chief Executive Officer. Mr. Rog continued, "Clearly, the plan will be built on a foundation of the strengths of our business and the capability of our people. This includes continuing to provide excellent customer service, pursue our best opportunities, maintain important vendor relationships, and continue to provide cost-effective customer solutions."

Corrpro, headquartered in Medina, Ohio, with over 60 offices worldwide, is the leading provider of corrosion control engineering services, systems and equipment to the infrastructure, environmental and energy markets around the world. Corrpro is the leading provider of cathodic protection systems and engineering services, as well as the leading supplier of corrosion protection services relating to coatings, pipeline integrity and reinforced concrete structures.

Except for historical information, the matters discussed in this press release are forward-looking statements relating to the business of the Company. The forward-looking statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "intends," "plans," "believes," "seeks," "estimates" or variations of such words and similar expressions are intended to identify such forward-looking statements. The Company believes that the following factors, among others, could affect its future performance and cause its actual results to differ materially from those that are expressed or implied by forward-looking statements: the ultimate outcome of the Audit Committee's investigation of accounting irregularities; the ultimate outcome of the Australian Securities and Investment Commission's investigation of accounting irregularities; the results of the financial statement restatement process and the audit of any anticipated restatement of the Company's financial statements as a result of accounting irregularities; the impact of any litigation or regulatory process related to the financial statement restatement process; the Company's ability to extend, amend or refinance its existing debt, including the availability to the Company of external sources of financing and capital (the failure to receive such financing would have a material adverse effect on the Company's results of operations and financial condition) and the terms and timing thereof; the Company's mix of products and services; the timing of jobs; the availability and value of larger jobs; qualification requirements and termination provisions relating to government jobs; the impact of inclement weather on the Company's operations; the impact of energy prices on the Company's and its customers' businesses; adverse developments in pending litigation or regulatory matters; the impact of existing, new or changed regulatory initiatives; the Company's ability to satisfy the listing requirements of the AMEX or any other national exchange on which its shares are or will be listed or otherwise provide a trading venue for its shares; and the impact of changing global political and economic conditions. Additional factors that may affect the Company's business and performance are set forth in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update any of the information contained or referenced in this press release.